UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of March 2020

001-36345

(Commission File Number)

GALMED PHARMACEUTICALS LTD.

(Exact name of Registrant as specified in its charter)

16 Tiomkin St.

Tel Aviv 6578317, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated herein by reference is a press release, dated March 12, 2020, and entitled “Galmed Pharmaceuticals Reports Fourth Quarter and Full Year 2019 Financial Results and Provides Business Update.”

On March 11, 2020, the board of directors of Galmed Pharmaceuticals Ltd. (the “Company”) resolved to adopt an exemption available under Israeli law, pursuant to which a public company with no controlling shareholder whose securities are listed on certain foreign exchanges (including the Nasdaq Capital Market) and which satisfies the applicable foreign country's laws and regulations that apply to companies organized in that country relating to the appointment of independent directors and the composition of audit and compensation committees, is exempt from the requirement to appoint external directors or comply with the audit committee and compensation committee composition requirements under the Israeli Companies Law – 1999 (the “Companies Law”). The Company complies with the Nasdaq Listing Rules (i) requiring a majority of independent directors on the board of directors and (ii) relating to the composition of each of the audit committee and the compensation committee, in lieu of such requirements of the Companies Law. Effective as of March 11, 2020 and following the Company’s adoption of the foregoing exemption, the Company’s external directors, Ms. Tali Yaron-Eldar and Mr. David Sidransky are no longer classified as such. Certain transition rules provide that such directors have the right to remain board members until the earlier of the end of term of such directors (which for both Ms. Yaron-Eldar and Mr. Sidransky is in June 2020) or the second annual meeting of shareholders after adoption of the exemption.

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (Registration No. 333-206292 and 333-227441) and the Company’s Registration Statement on Form F-3 (Registration No. 333-223923).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Galmed Pharmaceuticals Ltd.

Date: March 12, 2020	By:	/s/ Allen Baharaff
Allen Baharaff
President and Chief Executive Officer